Tony loves Broadway!.mp4 (1m 22s)
https://jotengine.com/transcriptions/dS729Yt5y7J8cul2gfqSEw
2 speakers (Speaker 1, Speaker 2)

[0:00:00]
Speaker 1: Tony loves Broadway. He checks out a new show every time he visits New York from his Connecticut home. With an upcoming business meeting in New York next week, Tony finds this a perfect opportunity to indulge in his favorite pastime. There's only one issue. His meeting ends at noon, and the show doesn't start until 7:00 PM. His options, spending seven hours on his feet in New York
, or forking over $300 for a night at a hotel, do not sound fun. Trying to solve his problem, Tony googles hotels for the day on his phone and stumbles upon HotelsByDay, a new service that provides daytime hotels. He finds the perfect hotel in Manhattan with a check-in time of 10:00 AM, and a same day check-out of
 6:00 PM. He decides to book the room and give HotelsByDay a try. Finished with his meeting, Tony checks into his Manhattan hotel at 1:00 PM. He goes over his notes from the meeting, showers, and gets ready for the 7:00 PM Broadway show. Looking charming as ever, he checks out at 6:00 PM, and is ready for a wonderful evening. HotelsByDay makes getting ready for a big night out easy for this business traveler. Check-in AM, check-out PM, simple
..

[0:01:18]
Speaker 2: (singing)
[0:01:18]